United States securities and exchange commission logo





                            February 28, 2023

       Garabed Koosherian
       Associate
       Gunderson Dettmer LLP
       One Marina Park Drive
       Suite 900
       Boston, MA 02210

                                                        Re: Vigil Neuroscience,
Inc.
                                                            Schedule 13D filed
by Vida Ventures GP III, L.L.C. et al.
                                                            Filed February 10,
2023
                                                            File No. 005-93233

       Dear Garabed Koosherian:

                                                        We have reviewed the
above-captioned filing, and have the following comments.

               Please respond to this letter by amending the filing or by providing the requested information. If a belief exists that our comments do not apply to the facts and circumstances or that an amendment is inappropriate, please advise us why in a response letter.

                After reviewing any amendment to the filing and any information provided in response to this comment, we may have additional comments.

       Schedule 13D filed February 10, 2023

       General

   1. We note the date of the event reported as requiring the filing of the Schedule 13D was
                                                        January 11, 2022. Rule
13d-1(a) of Regulation 13D-G requires the filing of a Schedule
                                                        13D within 10 days
after the acquisition of more than five percent of a class of equity securities specified in
Rule 13d-1(i). Based on the January 11, 2022 event date, the
                                                        Schedule 13D submitted
on February 10, 2023 was not timely filed. Please advise us why the Schedule 13D was
not filed within the required 10 days after the acquisition.
   2.                                                   We note the telephone
number of person authorized to receive notices and
                                                        communications was
unreachable due to a "full mailbox" message. Please provide us, with a view towards
revised disclosure, with a functioning telephone number at which the person authorized to
receive notices and communications may be reached. See the
                                                        forepart of Schedule
13D codified at Rule 13d-101.
 Garabed Koosherian
Gunderson Dettmer LLP
February 28, 2023
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Michael Killoy at (202) 551-7576 or Nicholas Panos (202)
551-3266.



FirstName LastNameGarabed Koosherian                        Sincerely,
Comapany NameGunderson Dettmer LLP
                                                            Division of
Corporation Finance
February 28, 2023 Page 2                                    Office of Mergers &
Acquisitions
FirstName LastName